SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT No. 3)(1)

                               BEKEM METALS, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    077264109
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Victoria Parry
                              Senior Legal Counsel
                                 GLG Partners LP
                                One Curzon Street
                                 London W1J 5HB
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 27, 2009
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------------------------------------------------------------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 077264109                  13D/A                       Page 2 of 13
--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            GLG Emerging Markets Fund
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
                         WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    -0-
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)      [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 077264109                  13D/A                       Page 3 of 13
--------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS

                  GLG Partners LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            England
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            PN
-----------------------------------------------------------------------------

CUSIP No. 077264109                   13D/A                  Page 4 of 13
--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

                  GLG Partners Limited
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            England
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            OO
-----------------------------------------------------------------------------

CUSIP No. 077264109                  13D/A                  Page 5 of 13
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            GLG Partners, Inc.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            CO
-----------------------------------------------------------------------------

CUSIP No. 077264109                   13D/A                  Page 6 of 13


This Amendment No. 3 (this "Amendment") amends the statement on Schedule 13D filed on July 10, 2006 as amended by Amendment No. 1, dated February 28, 2007 and as further amended by Amendment No. 2 dated April 6, 2007 (as amended, the "Schedule 13D") with respect to shares of Common Stock, par value $0.001 per share ("Common Stock") of Bekem Metals, Inc., a Utah corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the original Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.     Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (a) This statement is filed by:

     (i) GLG Emerging Markets Fund;

     (ii) GLG Partners LP;

     (iii) GLG Partners Limited; and

     (iv) GLG Partners, Inc.

GLG Partners LP serves as the investment manager to GLG Emerging Markets Fund. GLG Partners Limited serves as the general partner to GLG Partners LP. GLG Partners, Inc. indirectly wholly owns GLG Partners Limited. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business office of the Parent Company is:

390 Park Avenue, 20th Floor
New York, New York 10022

The address of the principal business office of each of the other Reporting Persons is:

c/o GLG Partners LP
1 Curzon Street
London W1J 5HB
United Kingdom

     (c) The principal business of the Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 077264109                   13D/A                  Page 7 of 13

     (e) On June 26, 2007, GLG Partners LP ("GLG") entered into a settlement with the U.S. Securities and Exchange Commission (the "SEC") relating to allegations that GLG had violated Rule 105 of Regulation M of the Securities Exchange Act of 1934, as amended ("Rule 105"), between July 2003 and May 2005. (SEC v. GLG Partners L.P., Civil Action No. 07-cv-01136 (D.D.C.)). Without admitting or denying the allegations, GLG consented to pay a $500,000 penalty.

In a related administrative proceeding, GLG consented to the entry of an Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing a Cease-and-Desist Order (the "Order"). Without admitting or denying the SEC's findings, GLG agreed to cease and desist from committing or causing any future violations of Rule 105 and disgorge approximately $2.2 million, along with approximately $490,000 in prejudgment interest. GLG also undertook to adopt and implement certain prophylactic policies and procedures focused on compliance with Rule 105.

         Other than as set forth herein, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

     (f) GLG Emerging Markets Fund is a Cayman Islands company. GLG Partners LP is a limited partnership formed under the laws of England and Wales. GLG Partners Limited is a limited company formed under the laws of England and Wales. GLG Partners, Inc. is a Delaware corporation

Schedule 1 attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of June 30, 2008, the previously reported Warrants to purchase 7,000,000 shares of Common Stock held by GLG Emerging Markets Fund expired pursuant to their terms and, therefore, the Reporting Persons no longer should be deemed to beneficially own as of such date the shares of Common Stock underlying such Warrants.

As of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock.

     (b) Not applicable.

     (c) Information concerning transactions in the Common Stock of the Company, which were all effected by GLG Emerging Markets Fund in the open market through a broker, during the last sixty days are set forth on Schedule 2 attached hereto.

     (d) Not applicable.

     (e) As of October 27, 2009, the Reporting Persons ceased to be the beneficial owner more than five percent of the class of securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Persons entered into the Joint Acquisition Statement attached as
Exhibit 2 hereto.

CUSIP No. 077264109                   13D/A                  Page 8 of 13


Item 7.     Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

There is filed herewith as Exhibit 2 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 077264109                   13D/A                  Page 9 of 13

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 5, 2009


GLG EMERGING MARKETS FUND

GLG PARTNERS LP
      Individually and in its capacity as Investment Manager of GLG Emerging Markets Fund

     By: /s/ Victoria Parry
         ------------------
      Name:  Victoria Parry
      Title:  Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED
      Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Emmanuel Roman
         ------------------
     Name:  Emmanuel Roman
     Title:  Managing Director





GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         ---------------------------
         Name: Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary

CUSIP No. 077264109                   13D/A                  Page 10 of 13

                                   SCHEDULE 1

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

     The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and
(ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.



GLG EMERGING MARKETS FUND

         Name            Position           Address                       Principal Occupation       Citizenship/Place
                                                                                                     of Organization

Aniello Anthony Bianco   Director           Residential Address:          Retired                    U.S.A.

                                            4621 Fieldston Road,
                                            Bronx, NY 10471


Alun John Davies         Director           Business Address:             Co-founder of Global       United Kingdom
                                                                          Funds Management Ltd
                                            Global Funds
                                            Management Ltd,
                                            Harbour Place, 2nd
                                            Floor, 103 South
                                            Church Street, P.O.
                                            Box 10034, KY1-1001,
                                            George Town, Cayman Islands


Michael Gerard Jackson   Director           Business Address:             Partner of Matheson        Ireland
                                                                          Ormsby Prentice
                                            Matheson Ormsby
                                            Prentice,
                                            70 Sir John Rogerson's Quay,
                                            Dublin 2, Ireland


GLG PARTNERS LIMITED

Noam Gottesman           Director           Business Address:             Co-Chief Executive         U.S.A.
                                                                          Officer and Managing
                                            GLG Partners LP               Director of
                                            One Curzon Street,            GLG Partners LP
                                            London W1J 5HB, UK


Pierre P.A. Lagrange     Director           Business Address:             Managing Director of       Belgium
                                                                          GLG Partners LP
                                            GLG Partners LP,
                                            One Curzon Street,
                                            London W1J 5HB, UK


Emmanuel Roman           Director           Business Address:             Co-Chief Executive         France
                                                                          Officer and Managing
                                            GLG Partners LP,              Director of
                                            One Curzon Street,            GLG Partners LP
                                            London W1J 5HB, UK


CUSIP No. 077264109                   13D/A                  Page 11 of 13


GLG PARTNERS, INC.

         Name            Position           Address                       Principal Occupation       Citizenship/Place
                                                                                                     of Organization

Noam Gottesman           Director           Business Address:             Chairman and Co-Chief      U.S.A.
                                                                          Executive Officer of
                                            One Curzon Street,            GLG Partners LP
                                            London W1J 5HB, UK


Pierre P.A. Lagrange     Director           Business Address:             Senior Managing            Belgium
                                                                          Director of
                                            One Curzon Street,            GLG Partners LP
                                            London W1J 5HB, UK


Emmanuel Roman           Director           Business Address:             Co-Chief Executive        France
                                                                          Officer of
                                            One Curzon Street,            GLG Partners LP
                                            London W1J 5HB, UK


Ian G.H. Ashken          Director           Business Address:             Chief Financial Officer    United Kingdom

                                            Jarden Corporation,
                                            555 Theodore Fremd Avenue,
                                            Suite B-302,
                                            Rye, NY 10508


Martin Franklin          Director           Business Address:             Chairman & Chief           United Kingdom
                                                                          Executive Officer
                                            Jarden Corporation,
                                            555 Theodore Fremd Avenue,
                                            Suite B-302,
                                            Rye, NY 10508


James N. Hauslein        Director           Business Address:             President                  U.S.A.

                                            Hauslein & Company Inc.,
                                            560 Lexington Avenue,
                                            10th Floor,
                                            NY, NY 10022


William P. Lauder        Director           Business Address:             Executive Chairman         U.S.A.

                                            The Estee Lauder
                                            Companies, Inc.,
                                            767 Fifth Avenue,
                                            40th Floor,
                                            NY, NY 10153


Simon White              Executive          Business Address:             Chief Operating            United Kingdom
                         Officer                                          Officer
                                            GLG Partners, Inc.
                                            390 Park Avenue,
                                            20th Floor,
                                            NY, NY 10022


Jeffrey Rojek            Executive          Business Address:             Chief Financial            U.S.A.
                         Officer                                          Officer
                                            GLG Partners, Inc.
                                            390 Park Avenue,
                                            20th Floor,
                                            NY, NY 10022


Alejandro San Miguel     Executive          Business Address:             General Counsel and        U.S.A.
                         Officer                                          Corporate Secretary
                                            GLG Partners, Inc.
                                            390 Park Avenue,
                                            20th Floor,
                                            NY, NY 10022

CUSIP No. 077264109                   13D/A                  Page 12 of 13

                                   SCHEDULE 2

This Appendix sets forth information with respect to each purchase and sale of Common Stock which were effectuated by a Reporting Person during the past sixty days. The reported sales was effectuated in the open market through a broker.

Shares of Common Stock purchased or sold by GLG Emerging Markets Fund:

Date of Transaction     Number of Shares    Price Per Share ($)
                        Bought/(Sold)

10/27/2009              (21,043,000)          0.00351

CUSIP No. 077264109                   13D/A                  Page 13 of 13

                                    EXHIBIT 2

             JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 5, 2009



GLG EMERGING MARKETS FUND

GLG PARTNERS LP
      Individually and in its capacity as Investment Manager of GLG Emerging Markets Fund

     By: /s/ Victoria Parry
         ------------------
      Name:  Victoria Parry
      Title:  Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED
      Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Emmanuel Roman
         ------------------
     Name:  Emmanuel Roman
     Title:  Managing Director





GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         ---------------------------
         Name: Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary